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                              May 10, 2024

       Michael Winston
       Interim Chief Executive Officer
       Jet.AI Inc.
       10845 Griffith Peak Dr.
       Suite 200
       Las Vegas, NV 89135

                                                        Re: Jet.AI Inc.
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed April 22,
2024
                                                            File No. 001-40725

       Dear Michael Winston:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy on Schedule 14A

       Proposal 4 - Approval of the Issuance of Securities, page 39

   1. You include under this proposal that pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is
required prior to the issuance of securities in connection with a transaction other than
a public offering involving the sale, issuance or potential issuance of common stock equal
to 20% or more of the common stock. Please clarify whether the shareholder vote would
authorize issuance of Series B Preferred Stock shares that would be greater than 19.9%
of the total number of shares of common stock outstanding, and, if so, discuss the
consequences of shareholder approval.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Winston
Jet.AI Inc.
May 10, 2024
Page 2

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any questions.



                                                         Sincerely,
FirstName LastNameMichael Winston
                                                         Division of
Corporation Finance
Comapany NameJet.AI Inc.
                                                         Office of Energy &
Transportation
May 10, 2024 Page 2
cc:       Jeanne Campanelli
FirstName LastName